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February 23, 2024

Board of Trustees

UBS Series Funds

787 Seventh Avenue

New York, NY 10019

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to each of the funds identified on Schedule A as an acquired fund (each, an “Acquired Fund”), each a separate series of UBS Series Funds, a Delaware statutory trust (the “Trust”), and to each of the funds identified on Schedule A as a surviving fund (each, a “Surviving Fund”), each a separate series of the Trust, and to the holders of shares of beneficial interest in each Acquired Fund (“Acquired Fund Shares”), in connection with the transfer of all of the assets of each Acquired Fund to the corresponding Surviving Fund in exchange solely for shares of beneficial interest of the corresponding Surviving Fund (“Surviving Fund Shares”) and the assumption of all of the liabilities of each Acquired Fund by the corresponding Surviving Fund, followed by the distribution of the Surviving Fund Shares received by each Acquired Fund in complete liquidation and termination of each Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of February 23, 2024, executed by the Trust on behalf of each Acquired Fund and each corresponding Surviving Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Registration Statement filed on Form N-14 in connection with the Reorganization, (3) facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of each Surviving Fund, (4) the facts and representations contained in the letter

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dated on or about the date hereof addressed to us from the Trust on behalf of each Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to each Acquired Fund and each corresponding Surviving Fund:

1.	The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code.

2.

No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Surviving Fund in exchange solely for the Surviving Fund Shares and the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund or upon the distribution of the Surviving Fund Shares by the Acquired Fund to the shareholders of the Acquired Fund.

3.

No gain or loss will be recognized by the Surviving Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Surviving Fund Shares and the assumption by the Surviving Fund of the liabilities of the Acquired Fund.

4.	The tax basis of the assets of the Acquired Fund received by the Surviving Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the exchange.

5.

The holding period of the assets of the Acquired Fund received by the Surviving Fund will include the period during which such assets were held by the Acquired Fund (except where investment activities of the Surviving

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Fund have the effect of reducing or eliminating a holding period with respect to an asset).

6.

No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their Acquired Fund Shares solely for the Surviving Fund Shares (including fractional shares to which they may be entitled).

7.

The aggregate tax basis of the Surviving Fund Shares received by each shareholder of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Acquired Fund shares surrendered in exchange therefor.

8.

The holding period of the Surviving Fund Shares received by each shareholder of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund shares were held as a capital asset as of the Closing Date of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the effect of the Reorganization on any Surviving Fund, any Acquired Fund or any shareholder of any Acquired Fund with respect to any asset of any Acquired Fund as to which any unrealized gain or loss is required to be recognized for federal income tax purposes (a) at the end of a taxable year or upon the termination thereof, or (b) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Very truly yours,

/s/ Dechert LLP
Dechert LLP

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SCHEDULE A

THE ACQUIRED FUNDS (each Acquired Fund is a separate series of UBS Series Funds, a Delaware statutory trust)	THE SURVIVING FUNDS (each Surviving Fund is a separate series of UBS Series Funds, a Delaware statutory trust)

UBS Select Prime Series II Institutional Fund	UBS Select Prime Institutional Fund

UBS Select Prime Series II Preferred Fund	UBS Select Prime Preferred Fund

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